UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3 ) *

Otelco Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

688823301

(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 688823301	13G	Page 2 of 8

1.	Names of Reporting Persons. Christopher M. Brown
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization	United States

Number of	5.	Sole Voting Power	43,142
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	43,142
Person With:
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,142

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.3%
12.	Type of Reporting Person (See Instructions) IN

*Ownership information above is as of the end of business on February 8, 2017, the business day before the filing of this Schedule 13G/A.

CUSIP No. 688823301	13G	Page 3 of 8

1.	Names of Reporting Persons. Aristides Capital LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b)☐

3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	43,142
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	43,142
Person With:
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,142

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.3%
12.	Type of Reporting Person (See Instructions) OO

*Ownership information above is as of the end of business on February 8, 2017, the business day before the filing of this Schedule 13G/A.

CUSIP No. 688823301	13G	Page 4 of 8

1.	Names of Reporting Persons. Aristides Fund QP, LP
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	8,287
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	8,287
Person With:
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,287

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%
12.	Type of Reporting Person (See Instructions) PN

*Ownership information above is as of the end of business on February 8, 2017, the business day before the filing of this Schedule 13G/A.

CUSIP No. 688823301	13G	Page 5 of 8

1.	Names of Reporting Persons. Aristides Fund LP
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b)☐

3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	34,855
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	34,855
Person With:
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,855

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%
12.	Type of Reporting Person (See Instructions) PN

*Ownership information above is as of the end of business on February 8, 2017, the business day before the filing of this Schedule 13G/A.

CUSIP No. 688823301	13G	Page 6 of 8

Item 1.

(a)	The name of the issuer is Otelco Inc. (the “Issuer”).
(b)	The principal executive office of the Issuer is located at 505 Third Avenue East, Oneonta, AL 35121 Oneonta, AL 35121.

Item 2.

(a)	This statement (this “Statement”) is being filed by: (1) Christopher M. Brown; (2) Aristides Capital LLC, a Delaware limited liability company (the “General Partner”); (3) Aristides Fund QP, LP, a Delaware limited partnership (the “3C7 Fund”); and (4) Aristides Fund LP, a Delaware limited partnership (the “3C1 Fund”, and together with the 3C7 Fund, the “Funds”) (all of the foregoing, collectively, the “Filers”). The Funds are private investment vehicles. The Funds directly own the Common Stock (as defined below) reported in this Statement. Mr. Brown and the General Partner may be deemed to beneficially own the Common Stock owned directly by the Funds. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The principal business office of the Filers is c/o Aristides Capital LLC, 25 S. Huron St., Suite 2A, Toledo, Ohio 43604.

(c)	For citizenship information, see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Class A Common Stock, $0.01 par value, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Preferred Stock of the Issuer is 688823301.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, for holdings as of end of business on February 8, 2017, the business day before the filing of this Statement, which holdings are the same as the holdings on the Event Date of December 31, 2016. The percentage ownership of each Filer is based on 3,283,177 shares of Common Stock outstanding as of November 7, 2016, as reported by the Issuer in its Form 10-Q filed on the same date.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 688823301	13G	Page 7 of 8

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 688823301	13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    February 8, 2017

Christopher M. Brown

Aristides Capital LLC

Aristides Fund QP, LP

Aristides Fund LP

By:	/s/ Christopher M. Brown
Christopher M. Brown, for himself
and as the Managing Member of
the General Partner (for itself and
on behalf of each of the Funds)